10 July 1997

Thacher Profitt & Wood
Two World Trade Centre
New York
NY  10048
U.S.A.

Attention:  Ms. Maria Livanos
-----------------------------

Dear Sirs

We act as legal advisors in the Isle of Man to Golden State Petro (IOM I-A) PLC, Golden State Petro (IOM 1-B) PLC (together the "Owners") and Golden State Holdings I, Ltd in connection with the registration under the Securities Act of 1933, as amended, of the United States of First Preferred Exchange Mortgage Notes Due 2019 (the "Notes") and the related preparation and filing of a Registration Statement on Forms S-4 and F-4.

We confirm that as at the date of this letter the description appearing under the heading "Certain Isle of Man Tax Consequences" in the prospectus forming part of the said Registration Statement and attached hereto as Appendix I is our opinion as to the material Isle of Man income tax consequences under relevant Isle of Man tax legislation (and, in particular, the International Business Act
1994) of the acquisition, ownership and disposal of the Notes.

The statement assumes that the holders of the Notes are not resident in the Isle of Man for tax purposes and that each of the Owners qualifies and will continue to qualify for tax purposes as an international company under the said International Business Act 1994 of the Isle of Man.

Yours faithfully




Cains
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